UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77534 / April 6, 2016

Admin. Proc. File No. 3-16991

In the Matter of

DOWNER'S GAP, INC.
(A/K/A DOWNERS GAP, INC.), and
DST MEDIA, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), or DST Media, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), and DST Media, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), and DST Media, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), DST Media, Inc., and Lazare Kaplan Int'l, Inc.,* Initial Decision Release No. 956 (Feb. 9, 2016), 113 SEC Docket 09, 2016 WL 519002. The Central Key Index numbers are: 1416304 for Downer's Gap, Inc. (a/k/a Downers Gap, Inc.); and 1158386 for DST Media, Inc.

INITIAL DECISION RELEASE NO. 956
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16991

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DOWNER'S GAP, INC. (A/K/A DOWNERS GAP, INC.), DST MEDIA, INC., and LAZARE KAPLAN INTERNATIONAL, INC.	INITIAL DECISION ON DEFAULT AS TO DOWNER'S GAP, INC., AND DST MEDIA, INC. February 9, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On December 8, 2015, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), and DST Media, Inc. (together, the Two Respondents), have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and are delinquent in their periodic filings.[1] The Two Respondents were served with the OIP by December 11, 2015, and their answers were due by December 24, 2015. *Downer's Gap, Inc.*, Admin. Proc. Rulings Release No. 3440, 2015 SEC LEXIS 5308 (ALJ Dec. 28, 2015).

I ordered that a telephonic prehearing conference be held on January 14, 2016, and warned that I would default any respondent that did not file an answer, appear at the prehearing conference, or otherwise defend the proceeding. *Id.* The Two Respondents failed to file answers or appear at the prehearing conference, and I ordered them to show cause by January 29, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers, appear at the prehearing conference, or otherwise defend the proceeding. *Downer's Gap, Inc.*, Admin. Proc. Rulings Release No. 3521, 2016 SEC LEXIS 190 (ALJ Jan. 19, 2016). I warned that if the Two Respondents failed to respond to the show cause order, I would deem them in default, determine the proceeding against them, and revoke the registrations of their

[1] This initial decision does not apply to Respondent Lazare Kaplan International, Inc., as to which this proceeding is stayed pending Commission approval of a proposed settlement. *See Downer's Gap, Inc.*, Admin. Proc. Rulings Release No. 3568, 2016 SEC LEXIS 359 (ALJ Feb. 2, 2016).

securities. *Id.* To date, the Two Respondents have failed to file answers, respond to the show cause order, or otherwise defend the proceeding.

Findings of Fact

The Two Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), Central Index Key (CIK) No. 1416304, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 31, 2008, which reported a net loss of $25,017 from the company's June 11, 2007, inception through August 31, 2008.

DST Media, Inc., CIK No. 1158386, is a dissolved Delaware corporation located in Rochester, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of $3,028 from the company's August 13, 2001, inception through March 31, 2006.

In addition to their repeated failures to file timely periodic reports, the Two Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failures to maintain valid addresses on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, the Two Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Two Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Two Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

The Two Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, the Two Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Two Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Downer's Gap, Inc. (a/k/a Downers Gap, Inc.), and DST Media, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the

Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____

Brenda P. Murray
Chief Administrative Law Judge